FORM 6-K



                      Securities and Exchange Commission
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of          July                                         2003
                          ------------------------------------        ---------
Commission File Number    000-29898
                          ------------------------------------        ---------

                           Research In Motion Limited
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                               295 Phillip Street,
                            Waterloo, Ontario, Canada
                                     N2L 3W8
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                          Form 40-F      X
                   ----------------                    ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                              No  X
             ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX



     Document                                                          Page No.
     --------                                                          --------

1.    Research In Motion Limited  - Consolidated Financial Statements And     4
      Notes Thereto For The Three Month Period Ended May 31, 2003

2. Research In Motion Limited - Management's Discussion And Analysis of 22 Financial Condition and Results of Operations - Three Months Ended
      May 31, 2003

                                                                     Document 1

                                           Research In Motion Limited
                                     Incorporated Under the Laws of Ontario
                           (United States dollars, in thousands except per share data)

Consolidated Balance Sheets                                                 As at
                                                     May 31                 March 1                March 1
                                                      2003                   2003                   2003
                                                ----------------------------------------------------------------
                                                   (unaudited)          (audited - adjusted)      Cdn. GAAP
Assets                                               (note 1)               (note 1)               (note 1)
Current
Cash and cash equivalents                               $ 350,963              $ 340,681              $ 340,681
Restricted cash (note 8)                                    6,884                      -                      -
Trade receivables                                          39,921                 40,803                 40,803
Other receivables                                           7,155                  4,538                  4,538
Inventory                                                  29,668                 31,275                 31,275
Prepaid expenses and other (note 6)                        18,596                 11,079                  7,640
                                                ------------------     ------------------     ------------------

                                                          453,187                428,376                424,937

Investments held to maturity (note 5)                     158,715                190,030                190,030

Capital assets                                            157,490                161,183                162,575

Intangible assets                                          72,053                 51,479                 51,479

Goodwill                                                   30,588                 30,588                 30,588
                                                ------------------     ------------------     ------------------

                                                        $ 872,033              $ 861,656              $ 859,609
                                                ==================     ==================     ==================

Liabilities
Current

Accounts payable and accrued liabilities                 $ 79,105               $ 73,009               $ 73,009
Accrued litigation and related expenses (note 8)           57,209                 50,702                 50,702
Income taxes payable                                        5,918                  4,909                  4,909
Deferred revenue                                           13,471                 14,336                 14,336
Current portion of long-term debt                           6,614                  6,143                  6,143
                                                ------------------     ------------------     ------------------

                                                          162,317                149,099                149,099

Long-term debt                                              6,248                  5,776                  5,776
                                                ------------------     ------------------     ------------------

                                                          168,565                154,875                154,875
                                                ------------------     ------------------     ------------------

Shareholders' Equity
Share capital
  Issued - 77,372,947
 (March 1, 2003 - 77,172,597) (note 3)                    875,258                874,377                874,377
Accumulated deficit                                      (179,221)              (171,035)              (169,643)
Accumulated other comprehensive income (note 6)             7,431                  3,439                      -
                                                ------------------     ------------------     ------------------

                                                          703,468                706,781                704,734
                                                ------------------     ------------------     ------------------

                                                        $ 872,033              $ 861,656              $ 859,609
                                                ==================     ==================     ==================


See notes to the consolidated financial statements.


                                           Research In Motion Limited
                                     Incorporated Under the Laws of Ontario
                           (United States dollars, in thousands except per share data)

Consolidated Statements of Operations and Deficit

                                                             For the Three Months Ended
                                                   May 31              June 1               June 1
                                                    2003                2002                 2002
                                              -----------------   ------------------   -----------------
                                                                                          Cdn. GAAP
                                                                 (unaudited) (note 1)

Revenue                                              $ 104,461             $ 71,636            $ 71,636
Cost of sales                                           56,814               40,483              40,483
                                              -----------------   ------------------   -----------------

Gross margin                                            47,647               31,153              31,153

                                              -----------------   ------------------   -----------------
Expenses

Research and development net
 of government funding of $0 (2003 - $3,564)            14,387               12,625              12,625
Selling, marketing and administration (note 4)          28,059               27,973              27,973
Amortization                                             8,424                7,056               7,160
Litigation (note 8)                                      7,459                    -                   -
                                              -----------------   ------------------   -----------------

                                                        58,329               47,654              47,758
                                              -----------------   ------------------   -----------------

Loss from operations                                   (10,682)             (16,501)            (16,605)

Investment income                                        2,496                3,154               3,154
                                              -----------------   ------------------   -----------------

Loss before income taxes                                (8,186)             (13,347)            (13,451)

                                              -----------------   ------------------   -----------------
Provision for (recovery of)
 income taxes (note 9)
Current                                                      -                1,176               1,176
Deferred                                                     -               (3,787)             (3,823)
                                              -----------------   ------------------   -----------------
Future
                                                             -               (2,611)             (2,647)
                                              -----------------   ------------------   -----------------

Net loss                                                (8,186)             (10,736)            (10,804)

Accumulated deficit, beginning of period              (171,035)             (19,204)            (18,005)

Common shares repurchased
 in excess of carrying amount                                -               (2,430)             (2,430)
                                              -----------------   ------------------   -----------------

Accumulated deficit, end of period                  $ (179,221)           $ (32,370)          $ (31,239)
                                              =================   ==================   =================

Loss per share

Basic and diluted                                      $ (0.11)             $ (0.14)            $ (0.14)
                                              =================   ==================   =================

Weighted average number of
 common shares outstanding (000's)

Basic and diluted                                       77,276               78,697              78,697


See notes to the consolidated financial statements.

                                           Research In Motion Limited
                                     Incorporated Under the Laws of Ontario
                           (United States dollars, in thousands except per share data)

Consolidated Statements of Cash Flows

                                                       For the Three Months Ended
                                             May 31              June 1              June 1
                                              2003                2002                2002
                                         --------------------------------------------------------
                                                                                    Cdn. GAAP
                                                           (unaudited) (note 1)

Cash flows from operating activities

Net loss                                        $ (8,186)          $ (10,736)          $ (10,804)

Items not requiring an outlay of cash:

Amortization                                      10,837               7,197               7,301
Deferred income taxes                                  -              (5,354)             (5,390)
Gain on foreign currency
 translation of long term debt                      (341)               (286)               (286)
Unrealized foreign exchange gain                     (50)               (213)               (213)
                                         ----------------    ----------------    ----------------

                                                   2,260              (9,392)             (9,392)
                                         ----------------    ----------------    ----------------

Net changes in non-cash
 working capital items:

Trade receivables                                    882                (693)               (693)
Other receivables                                 (2,617)              3,566               3,566
Inventory                                          1,607               8,167               8,167
Prepaid expenses                                  (2,153)               (412)               (412)
Accounts payable and accrued liabilities           6,096               2,246               2,246
Accrued litigation and
 related expenses (note 8)                         6,507                   -                   -
Income taxes payable                               1,009                 461                 461
Deferred revenue                                    (865)              1,851               1,851
                                         ----------------    ----------------    ----------------

                                                  10,466              15,186              15,186
                                         ----------------    ----------------    ----------------

                                                  12,726               5,794               5,794
                                         ----------------    ----------------    ----------------

Cash flows from financing activities

Change in restricted cash (note 8)                (6,884)                  -                   -
Issuance of share capital and warrants               881                 358                 358
Buyback of common shares pursuant
 to Common Share Purchase Program                      -             (10,128)            (10,128)
Repayment of debt                                    (89)               (121)               (121)
                                         ----------------    ----------------    ----------------

                                                  (6,092)             (9,891)             (9,891)
                                         ----------------    ----------------    ----------------

Cash flows from investing activities

Proceeds on sale or maturity of
 investments held to maturity                     31,315                   -                   -
Acquisition of capital assets                     (3,591)            (18,187)            (18,187)
Acquisition of intangible assets                 (24,126)             (6,498)             (6,498)
Acquisition of holdings
 available for sale, at market                         -             (41,156)            (41,156)
Proceeds on sale and maturity of
 holdings available for sale, at market                -             198,409             198,409
                                         ----------------    ----------------    ----------------

                                                   3,598             132,568             132,568
                                         ----------------    ----------------    ----------------

Foreign  exchange effect on
 cash and cash equivalents                            50                 213                 213
                                         ----------------    ----------------    ----------------

Net increase in cash and cash
 equivalents for the period                       10,282             128,684             128,684

Cash and cash  equivalents,
 beginning of period                             340,681             340,476             340,476
                                         ----------------    ----------------    ----------------

Cash and cash  equivalents,
 end of period                                 $ 350,963           $ 469,160           $ 469,160
                                         ================    ================    ================

Cash and cash  equivalents
 are comprised as follows:

Balances with banks                               16,603              19,802              19,802
Short-term investments                           334,360             449,358             449,358
                                         ----------------    ----------------    ----------------

                                               $ 350,963           $ 469,160           $ 469,160
                                         ================    ================    ================

See notes to the consolidated financial statements.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States ("US GAAP"). They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with Research In Motion's (the "Company") audited financial statements for the year ended March 1, 2003. In the opinion of management all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended May 31, 2003 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2004.

     Historically, the primary consolidated financial statements of Research In Motion Limited have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003, the Company will report its results of operation, financial position and cash flows under US GAAP in its consolidated financial statements. A summary of the Company's financial position and results of operation, as presented under Canadian GAAP, and a reconciliation of Canadian GAAP financial reporting to US GAAP financial reporting, are included in note 14.

2.   IMPACT OF RECENTLY ISSUED ACCOUNTING  PRONOUCEMENTS

(a)  Guarantees

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), which requires certain disclosures of obligations under guarantees. The disclosure requirements of FIN 45 are effective for the Company's year ended March 1, 2003. An additional disclosure requirement under FIN 45 relates to product warranty as described in note 12. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002, based on the fair value of the guarantee. There was no effect on the adoption of the measurement requirement of FIN 45 on the Company's results of operations and financial position for fiscal 2004 and prior years.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


(b)  Consolidation of Variable Interest Entities

     In January of 2003, FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires investors with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures about their involvement with entities that qualify as a VIE. A VIE is an entity in which the equity investors do not have a controlling interest or in which the equity at risk is insufficient to finance the entity's activities without receiving subordinated financial support from other parties. The Company does not currently hold any investments considered to be a VIE.

(c)  Accounting for Asset Retirement Obligations

     In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. This standard is effective for the Company's fiscal 2004 year. The Company has determined that it does not have any asset retirement obligations.

(d)  Accounting for Derivative Instruments and Hedging

     In May 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging activities. The statement clarifies and amends accounting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company is currently reviewing the impact of this standard on its financial statements.

(e) Accounting for Certain Financial Instruments with Characteristics of both Assets and Liabilities

     In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Assets and Liabilities. SFAS 150 addresses the accounting for: mandatory redeemable shares, put options and forward purchase contracts of the Company's shares, and instruments that are liabilities under this Statement that can be settled for shares. This standard is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective for the first interim period

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


     beginning after June 15, 2003. The Company is currently reviewing its financial instruments to determine the impact of this standard on its financial statements.

3.       CAPITAL STOCK

(a)  Share capital

                                                                      Shares
                                                                   Outstanding         Amount
                                                                 -----------------------------------
                                                                                (000's)

Authorized - unlimited number of common shares

Common shares outstanding - March 1, 2003                                  77,172         $ 874,007

Exercise of options                                                           201               881

                                                                 -----------------------------------

Common shares outstanding - May 31, 2003                                   77,373           874,888

Common share purchase warrants outstanding at end of period                    75               370
                                                                 -----------------------------------

                                                                           77,448         $ 875,258
                                                                 ===================================



(b)  Stock option plan

     The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years and are exercisable for a maximum of ten years from the grant date.

     The total number of options outstanding (in thousands) as at May 31, 2003 was 10,544 (March 1, 2003 - 10,101).


     As at July 28, 2003, the Company had 77,478 common shares outstanding, 10,408 stock options outstanding and 75 common share purchase warrants outstanding.

(c)  Stock based compensation

     Under US GAAP, compensation expense is recognized when stock options are issued with an exercise price that is less than the market price on the date of grant. The difference between the exercise price and the market price on the date of grant is recorded as

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


     compensation expense ("intrinsic value method"). The Company grants stock options at fair market value; consequently, no compensation expense is recognized. This method is consistent with US GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income and earnings per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net loss and loss per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:

                                                              For the three months ended
                                                           May 31, 2003      June 1, 2002
                                                        ---------------------------------------

Net loss - as reported                                       $ (8,186)          $ (10,736)
Estimated stock-based compensation costs for the period         3,389               4,987
                                                             ---------          ----------

Net loss - proforma                                         $ (11,575)          $ (15,723)
                                                            ==========          ==========

Proforma loss per common share:
  Basic and diluted                                        $    (0.15)         $    (0.20)

Weighted average number of shares (000's):
  Basic and diluted                                            77,276              78,697





     The weighted average fair value of options granted during the quarter was calculated using the Black-Scholes option pricing model with the following assumptions:

                                                                  Three months ended
                                                           May 31, 2003        June 1, 2002
                                                        ---------------------------------------

Weighted average Black-Scholes value of each option                 $ 8.77             $ 10.40

Assumptions:
  Risk free interest rates                                            4.0%                4.5%
  Expected life in years                                               4.0                 3.5
  Expected dividend yield                                               0%                  0%
  Volatility                                                           70%                 70%

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


4.   FOREIGN EXCHANGE GAINS AND LOSSES

     Selling, marketing and administration expense for the first quarter includes $358 with respect to foreign exchange gains (2003 - foreign exchange gain of $461). The Company is exposed to foreign exchange fluctuations as a result of transactions in currencies other than its US dollar functional currency.

5.   INVESTMENTS HELD TO MATURITY

     During the three months ended May 31, 2003, the Company sold an investment in the held to maturity pool. This security had a net carrying value of $25,150 and the Company realized a loss on the sale of $6. This security was sold due to credit concerns with the issuer.

6.   COMPREHENSIVE LOSS

     The components of comprehensive loss are shown in the following table:

                                                                      For the three months ended
                                                                    May 31, 2003      June 1, 2002
                                                                  ------------------------------------

Loss                                                                       $ (8,186)        $ (10,736)

Net change in derivative fair value during the period                         5,561             3,260
Amounts reclassified to earnings during the period                           (1,569)              534
                                                                  ------------------------------------

Comprehensive Loss                                                         $ (4,194)         $ (6,942)
                                                                  ====================================


     The unrealized gain is reflected in Prepaid expenses and other on the Consolidated Balance Sheets.

7.   RESTRUCTURING CHARGES

     During the third quarter of 2003, as part of the implementation of a plan to improve operating results, the Company recorded restructuring charges that included the termination of employees, related costs and the closure and exit of certain leased facilities. The employees identified in connection with the workforce reduction component of the Plan were dismissed on or about November 12, 2002.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


     The Company has yet to vacate a leased facility deemed redundant as part of the Plan. The Company expects to complete the remaining elements of the Plan during the first half of fiscal 2004.

     The changes in the restructuring provision during the three months ended May 31, 2003 are summarized below:

                                          Balances as at     Cash Payments     Balances as at
                                          March 1, 2003                         May 31, 2003
                                        --------------------------------------------------------

Workforce reduction and related costs          $    648        $    (372)           $    276
Excess facilities and capital assets
                                                  1,924              (95)              1,829
                                        -----------------------------------------------------

                                              $   2,572        $    (467)          $   2,105
                                        =====================================================


     The balance of the restructuring provision of $2,105 as at May 31, 2003 is included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

8.   LITIGATION

     During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

     During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

     The NTP matter went to trial during the third quarter of fiscal 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was willful. Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate (the "royalty rate"). Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million. The jury's

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


     compensatory damages award of $23.1 million remains subject to post-trial motions and appeal.

     During the fourth quarter of fiscal 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of the February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, among other motions, a motion asking the judge to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict; and as well a motion for a new trial.

     During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but only ruled on two of the motions. First, the Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"). Second, the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

     Based upon the Court's Order dated March 11, 2003 (the "Order"), i) the jury's compensatory damages award shall be increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment is entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate. Whether enhancement of said supplemental judgment is warranted will be determined at a later time; iii) the Company was obligated to provide, and did provide the Accounting on or before March 30, 2003, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company shall provide an ongoing quarterly Accounting to NTP and the Court of all infringing revenues; v) the Company shall establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits") to account for any ongoing postjudgment infringement activity, in amounts equal to the quarterly infringing revenues multiplied by the royalty rate. Whether enhancement of the Quarterly Deposits is warranted will be determined at a later date; vi) the Quarterly Deposits shall continue until such time as the judgment of this Court is affirmed, reversed, or remanded, at which time the parties shall move the Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company shall pay prejudgment interest in the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest shall accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties were jointly obligated to, and did submit a calculation of the interest due thereunder no later than March 30, 2003; viii) the Company

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


     shall pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment. The Court did not rule on other post-trial motions and ordered the parties to mediation before a US Magistrate Judge. No definitive time frame was set for the mediation.

     On May 23, 2003 the Court ordered that: i) NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50% to 8.55% and that infringing revenues now include all BlackBerry handheld, service and software revenues in the United States; ii) NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter; and iii) postjudgment interest be computed on enhanced compensatory damages.

     The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

     During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest, both for the period March 2, 2003 to May 31, 2003. The $6.9 million attributable to enhanced compensatory damages is classified as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003 as the Company must fund this amount into an separate escrow bank account. The Company has funded the $6.9 million into an escrow account subsequent to the end of the first quarter of fiscal 2003.

     As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts, from those for fiscal 2004 to date noted above and previously recorded in fiscal 2003, have been provided for as NTP litigation expenses as at May 31, 2003. The actual resolution of the NTP matter may materially differ from the estimates as at May 31, 2003 as a result of future Court rulings from the current court adjudicating the matter and also appellate courts at the conclusion of the appeals process, potentially causing future quarterly or annual financial reporting to be materially affected, either adversely or favourably.

9.       INCOME TAXES

     During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under generally accepted accounting principles with respect to the valuation of its deferred tax asset balance, that a significant degree of uncertainty existed regarding the realization of the deferred tax assets and that a full valuation allowance was required.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


     The Company continues to evaluate and examine the deferred tax asset and valuation allowance on a regular basis. As at May 31, 2003, the Company determined that it was still not able to satisfy the "more likely than not" standard and continued to take a full valuation allowance on its available deferred tax asset. As a result of the valuation allowance, the Company has material unrecognized income tax benefits as at May 31, 2003.

10.  CONTINGENCIES

     In addition to the NTP matter discussed in note 8, the Company has the following contingencies:

     On May 30, 2002, the Company was served with a motion for declaratory judgment wherein the United States District Court, Northern District of California has been petitioned by Good Technology, Inc. ("GTI") to find that one of the Company's patents is invalid. The likely outcome of this motion is not determinable but in any event would not result in the Company having to pay monetary damages to GTI. Accordingly no amount has been recorded in these financial statements.

     During the second quarter of fiscal 2003, the Company filed several complaints and lawsuits against GTI alleging GTI's infringements on a number of the Company's patents, copyrights, trademarks and other property. The Company has asked the Courts for injunctions against GTI as well as for monetary damages and costs. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the GTI actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

     During the third quarter of fiscal 2003, the Company filed a fourth lawsuit against GTI. This lawsuit has been filed in the Superior Court of the State of California for the County of Orange. In this complaint, both GTI and a GTI Vice President have been named as defendants. The complaint alleges that GTI has engaged in misappropriation of the Company's trade secrets, breach of contract, tortuous interference with contracts and prospective economic relations, unfair competition, unjust enrichment and breach of implied duty of good faith and fair dealing. By way of relief, the Company is asking the Court for injunctive relief. In addition, the Company is asking the Court for an award of general, special and punitive damages for GTI's unfair competitive acts as well as attorneys' fees and costs to the Company. An interim injunction application was heard and denied by the Court in April 2003, and the trial is not anticipated to occur prior to the fourth quarter of calendar year 2003. At this time, the likelihood of recoveries and the ultimate amounts, if any, with respect to all of the GTI actions are not determinable. Accordingly, no amount has been recorded in these financial statements.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment.

12.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to ensure that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

     The change in the Company's accrued warranty obligations from March 1, 2003 to May 31, 2003 was as follows:

Accrued warranty obligations at March 1, 2003                  $  5,170
Actual warranty experience during 2004                            (870)
2004 warranty provision                                           1,087
                                                     -------------------
Accrued warranty obligations at May 31, 2003                   $  5,387
                                                     ===================


13.      COMPARATIVE FIGURES

     Certain prior period financial data have been reclassified to conform to the current period's classification.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


14. SUMMARY OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES AND CANADA

     The consolidated financial statements of the Company have been prepared in accordance with US GAAP which conform in all material respects with Canadian GAAP except as set forth below. The Company's consolidated financial position, results of operations and cash flows were presented using Canadian GAAP in 2003 and all previous periods.

     Consolidated Balance Sheets

                                                                May 31,           March 1,
                                                                   2003               2003
                                                      -------------------------------------
Total assets under US GAAP                                    $ 872,033          $ 861,656
Adjustment - Start-up costs (a)                                   1,289              1,393
Adjustment - Derivative financial instruments (b)                (7,431)            (3,439)
                                                      -------------------------------------

Total assets under Canadian GAAP                              $ 865,891          $ 859,610
                                                      =====================================

Total shareholders' equity under US GAAP                      $ 703,468          $ 706,781
Adjustment - Start-up costs (a)                                   1,289              1,393
Adjustment - Derivative financial instruments (b)                (7,431)            (3,439)
                                                      -------------------------------------

Total shareholders' equity under Canadian GAAP                $ 697,326          $ 704,735
                                                      =====================================

     Consolidated Statements of Operations

                                                               For the three months ended
                                                                May 31,           June 1,
                                                                   2003              2002
                                                    --------------------------------------

Net loss under US GAAP                                      $   (8,186)       $  (10,736)
Adjustments - Canadian GAAP
  Start-up costs (a)                                              (104)             (104)
  Future income taxes (a)                                            -                36
                                                    --------------------------------------

Net loss under Canadian GAAP                                $   (8,290)       $  (10,804)
                                                    ======================================

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


(a)  Start-up costs

     As at February 28, 2001, under US GAAP, the Company had expensed the charges incurred during the start-up of the Company's United Kingdom operations. Canadian GAAP, Emerging Issues Committee EIC-27, Revenues and expenditures during the pre-operating period, prescribes that start-up costs should be deferred and amortized over a period not to exceed 5 years. The amortization expense and related tax effect of this adjustment are also reflected above.

(b)  Derivative Financial Instruments

     The Company engages in foreign currency hedging activities, utilizing derivative financial instruments (forward contracts), to mitigate the risks relating to foreign exchange fluctuations on foreign currency balances and cash flows. Where appropriate, the Company utilizes derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates.

     Under US GAAP, SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137 and 138, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. For instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged transaction. For instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings.

     Under Canadian GAAP, gains and losses related to derivatives that are eligible for hedge accounting are deferred and recognized in the same period as the corresponding hedged positions. The concept of comprehensive income is not recognized under Canadian GAAP.

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


(c)  Loss per share

     The following table sets forth the computation of basic and diluted loss per share under Canadian GAAP.

                                                       For the three months ended
                                                             May 31,          June 1,
                                                                2003             2002
                                                    ----------------------------------
Numerator for basic and diluted loss per share
 available to common stockholders                          $  (8,290)       $ (10,804)
                                                    ==================================
Denominator for basic and diluted loss per share -
 weighted-average shares and assumed conversions              77,276           78,697
                                                    ==================================
Loss per share under Canadian GAAP
  Basic and diluted                                         $  (0.11)        $  (0.14)

(d)  Accounting for stock compensation

     CICA 3870 requires proforma disclosures of net income (loss) and earnings
     (loss) per share, as if the fair value method rather than the intrinsic value method of accounting for employee stock options had been applied for grants awarded from fiscal 2003 and onwards. Under US GAAP, the same disclosure is required, however, it is applicable for all grants from inception as disclosed in note 3(c). The disclosures in the following table show the Company's net loss and loss per share on a proforma basis using the fair value method, as determined by using the Black-Scholes option pricing model, amortizing the indicated value over the life of the underlying option on a straight-line basis:

                           Research In Motion Limited

                 Notes To The Consolidated Financial Statements

        For The Three Month Periods Ended May 31, 2003 and June 1, 2002
         In thousands of United States dollars, except per share data, and except as otherwise indicated
                          (In accordance with US GAAP)


                                                          For three months ended
                                                        May 31,           June 1,
                                                           2003              2002
                                             -------------------------------------
Net loss under Canadian GAAP                          $  (8,290)       $  (10,804)
Estimated stock-based compensation costs                    800               264
                                             -------------------------------------

Net loss under Canadian GAAP                          $  (9,090)       $  (11,068)
                                             =====================================
Proforma net loss per common share
  Basic and diluted                                   $   (0.12)        $   (0.14)

Weighted average number of shares (000's)
  Basic and diluted                                      77,276            78,697


     The weighted average fair value of options granted during the following periods were calculated as follows using the Black-Scholes option pricing model with the following assumptions:

                                                               For three months ended
                                                             May 31,           June 1,
                                                                2003              2002
                                                  -------------------------------------

Weighted average Black-Scholes value of options               $ 8.77           $ 10.40

Assumptions:

  Risk free interest rates                                      4.0%              4.5%
  Expected life in years                                         4.0               3.5
  Expected dividend yield                                         0%                0%
  Volatility                                                     70%               70%

                                                                     Document 2

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                        Three Months Ended May 31, 2003



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the Company's unaudited consolidated financial statements and the accompanying notes in this Interim Report to Shareholders for the three months ended May 31, 2003.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future results of operations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Please see "Forward-Looking Statements".

Management's Discussion and Analysis of Financial Condition and Results of Operations has been prepared with reference to the Company's Consolidated Financial Statements and Notes which have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). For fiscal years prior to 2004, the Company's Consolidated Financial Statements and Notes were prepared in accordance with Canadian GAAP. The comparative information in this report has been adjusted to conform with US GAAP. All financial information herein is presented in thousands of US dollars, except per share data, and except as otherwise indicated.

Overview

Research In Motion Limited ("RIM" or "the Company") is a leading designer, manufacturer and marketer of innovative wide-area wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's derives its revenues from the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                        Three Months Ended May 31, 2003


Results of Operations

Revenue

RIM's primary revenue stream is generated by BlackBerry, which includes sales of wireless handhelds, service and software. BlackBerry provides users with a wireless extension of their enterprise and personal email accounts, including Outlook, MSN/Hotmail, AOL and POP3/ISP email. In addition, BlackBerry, through its Mobile Data Service functionality, allows users to securely access data from their enterprise applications using the secure BlackBerry architecture. The Company's service revenue is generated in one of two forms: i) a monthly service fee charged by RIM directly to end-customers where RIM has purchased airtime from certain carriers and resold directly to BlackBerry subscribers; or
ii) a monthly infrastructure access fee to a carrier/distributor when a carrier or other distributor bills the BlackBerry subscriber. BlackBerry software is licensed to end customers. Revenue from software is derived from BES software, Client Access Licences ("CAL's") which are charged for each subscriber using the BlackBerry service and for upgrades to software. Revenues are also generated from sales of radio modems to OEM manufacturers ("OEM"), non-recurring engineering services ("NRE"), accessories and repair and maintenance programs.

Revenue for the first quarter of fiscal 2004 was $104.5 million, an increase of $32.8 million or 45.8% from $71.6 million in the first quarter last year.

A comparative revenue breakdown is set out in the following table:


                                                                                   Change
                             Q1 2004                   Q1 2003                    2004/2003
                          |=========================|---------------------------------------------------------
                          |                         |
Handhelds                 |    $ 51,707       49.5% |     $ 28,120       39.3%        $ 23,587       83.9%
Service                   |      39,042       37.4% |       29,371       41.0%           9,671       32.9%
Software, OEM, NRE,       |
 accessories and other    |      13,712       13.1% |       14,145       19.7%            (433)      (3.1%)
                          |-------------------------|---------------------------------------------------------
                          |   $ 104,461      100.0% |     $ 71,636      100.0%        $ 32,825       45.8%
                          ====================================================================================
                          --------------------------


Handheld product revenues increased by $23.6 million or 83.9% to $51.7 million or 49.5% of consolidated revenues in the first quarter of 2004 compared to $28.1 million or 39.3% of revenues for the prior period. This increase in handheld revenues over the prior year is primarily attributable to an increase in volumes of handhelds to approximately 125,000 from 63,000 in the prior year's period. The Company had a significant number of new products in the current fiscal year with respect to the GPRS, iDEN and CDMA1X wireless platforms that were not available in the prior year's period. RIM also experienced growth in its 957 Mobitex product over the first quarter of fiscal 2003. The

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                        Three Months Ended May 31, 2003


fiscal 2004 volume increase was partially offset by a reduction in the average selling price in the current fiscal quarter when compared to the first quarter of 2003.

Service revenue increased $9.7 million or 32.9% to $39.0 million in the first quarter of 2004 from $29.4 million in 2002 and comprised 37.4% of consolidated revenues. BlackBerry subscribers increased by approximately 81,000 or 15.2% to approximately 615,000 in the current fiscal quarter from 534,000 as at March 1, 2003. BlackBerry subscribers increased by approximately 34,000 to approximately 355,000 in the comparable prior year period.

Software, OEM, NRE, accessories and other revenues decreased slightly to $13.7 million or 13.1% of consolidated revenues compared to $14.1 million or 19.7% of revenues in the previous year's period. The Company's growth in accessories and other revenues was more than offset by a reduction in NRE revenue as the result of the completion of a large NRE contract during the latter part of fiscal 2003.

Gross Margin

Gross margin increased to $47.6 million or 45.6% of revenue in the first quarter of fiscal 2004, compared to $31.2 million or 43.5% of revenue in the same period of previous year. The improvement in gross margin percentage was primarily due to increased margins on handheld products as a result of improved materials usage, reduced unfavourable manufacturing capacity variances (primarily due to increased production volumes and efficiencies in the first quarter of fiscal 2004 versus the prior year's period) and improved service margins.

The Company's consolidated gross margin is influenced by changes in the overall revenue mix among handhelds, service and software. The Company's service and consolidated gross margin is influenced by changes in the percentage mix between RIM's BlackBerry direct subscribers and 2.5G BlackBerry subscribers, which are supported directly by the Company's carrier customers.

Research and Development

Gross research and development expenditures, primarily composed of salaries for technical personnel, costs of related engineering materials, software tools and related information technology infrastructure support, as well as subcontracted research and development costs, decreased by $1.8 million or 11.1% to $14.4 million or 13.8% of revenue in the fiscal quarter ended May 31, 2003 compared to $16.2 million or 22.6% of revenue in the previous year's quarter.

The majority of the decrease in gross research and development costs is attributable to a reduction of external professional services, travel and engineering materials consumed as certain projects were completed.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                        Three Months Ended May 31, 2003


The Company's current development agreement with Technology Partnerships Canada ("TPC") is related to a three-year research and development project under which total contributions from TPC would be a maximum of $23.3 million. The Company recorded all of the contributions as at March 1, 2003 and no further TPC funding reimbursements were due to RIM under this agreement as at March 1, 2003.

The Company also qualifies for investment tax credits ("ITC's") on eligible expenditures on account of scientific research and experimental development. The Company has not recorded the benefit of ITC's in the first quarter of fiscal 2004 as in the Company's judgment, the Company does not have reasonable assurance that the Company will realize the ITC's - see Income Taxes and note 9 to the Consolidated Financial Statements.

Net research and development expense for the first quarter of fiscal 2003, after accounting for government funding in the form of expense reimbursements and scientific research investment tax credits ("ITC's") of $3.6 million, was $12.6 million or 17.6% of revenue.

Selling, Marketing and Administration Expenses

Selling, marketing and administrative expenses were virtually net unchanged at $28.1 million for the current fiscal period compared to $28.0 million for the comparable period in fiscal 2003. As a percentage of revenue, selling, marketing and administrative expenses were 26.9% in the first quarter of fiscal 2004 versus 39.0% in the comparable quarter of the preceding year.

Compensation expense remained constant in the first quarter of fiscal 2004 compared to the prior year's period. Fiscal 2004 expense increases were on account of marketing, advertising and promotion and IT support, infrastructure and maintenance expenses. Fiscal 2004 expense decreases were attributable to travel and bad debts.

Amortization

Amortization expense on account of capital and intangible assets increased by $1.3 million to $8.4 million for the three months ended May 31, 2003 compared to $7.1 million for the prior year's quarter. The current quarter's expense reflects capital and intangible asset expenditures for the final three quarters of fiscal 2003 as well as the incremental effect of expenditures with respect to capital and intangible assets of $3.6 million and $24.1 million respectively in the first quarter of fiscal 2004. Amortization of licenses (a component of Intangible assets), is charged to Cost of sales in the Consolidated Statements of Operations and Deficit.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                        Three Months Ended May 31, 2003

Litigation

See also Note 8 - Litigation Award.

During November 2001, the Company was served with a complaint filed by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

During the second quarter of fiscal 2003, the Company recorded an expense of $4.9 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter.

The NTP matter went to trial during the third quarter of fiscal 2003 in the United States District Court for the Eastern District of Virginia (the "Court"). The jury issued a verdict in favour of NTP on November 21, 2002. Specifically, the jury found that certain of the Company's products and services made available in the United States over certain periods infringed on NTP patents (the "infringing revenues") and as a result the jury awarded damages based upon its assessment of the estimated income derived from these infringing revenues. The jury also found that the infringement was willful. Based upon its finding of infringement, the jury awarded compensatory damages of $23.1 million (the "jury verdict") based upon its assessment of the infringing revenues multiplied by its determination of an appropriate royalty rate (the "royalty rate"). Accordingly, during the third quarter of fiscal 2003, the Company recorded an expense of $23.1 million pursuant to the jury verdict; and as well recorded an expense of $4.7 million for its current and estimated future costs with respect to ongoing legal fees for the NTP matter for a total charge of $27.8 million. The jury's compensatory damages award of $23.1 million remains subject to post-trial motions and appeal.

During the fourth quarter of fiscal 2003, both NTP and the Company filed post-trial motions and supporting memoranda with the Court in advance of the February 28, 2003 hearing. NTP filed motions for entry of final judgment; prejudgment and postjudgment interest; enhanced damages; attorney fees; and an application for a permanent injunction. The injunction application seeks to prohibit the Company from providing BlackBerry service in the United States and from selling and/or distributing certain handhelds and software. The Company's counsel filed, among other motions, a motion asking the judge to enter a judgment in favour of the Company as a matter of law, notwithstanding the jury's verdict; and as well a motion for a new trial.

During the hearing on February 28, 2003, the Court heard arguments in relation to these post-trial motions, but only ruled on two of the motions. First, the Court ruled that NTP was entitled to, for the purposes of determining additional compensatory damages, an accounting of the Company's infringing revenues for the period November 1, 2002 to February 28, 2003 (the "Accounting"). Second, the Court ruled that if the jury's verdict were entered, the prejudgment interest rate would be set at the prime rate.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                        Three Months Ended May 31, 2003


Based upon the Court's Order dated March 11, 2003 (the "Order"), i) the jury's compensatory damages award shall be increased by the amount equal to the infringing revenues for the period November 1, 2002 to November 30, 2002 multiplied by the royalty rate; ii) supplemental judgment is entered for NTP for compensatory damages equal to the infringing revenues for the period December 1, 2002 to February 28, 2003 multiplied by the royalty rate. Whether enhancement of said supplemental judgment is warranted will be determined at a later time; iii) the Company was obligated to provide, and did provide the Accounting on or before March 30, 2003, duly verified and sworn, to NTP and the Court; iv) commencing with the first quarter of fiscal 2004, the Company shall provide an ongoing quarterly Accounting to NTP and the Court of all infringing revenues; v) the Company shall establish an interest-bearing account with an FDIC-insured bank located in the Eastern District of Virginia and make deposits therein on a quarterly basis ("Quarterly Deposits") to account for any ongoing postjudgment infringement activity, in amounts equal to the quarterly infringing revenues multiplied by the royalty rate. Whether enhancement of the Quarterly Deposits is warranted will be determined at a later date; vi) the Quarterly Deposits shall continue until such time as the judgment of this Court is affirmed, reversed, or remanded, at which time the parties shall move the Court for a hearing on the disposition of the Quarterly Deposits; vii) the Company shall pay prejudgment interest in the compensatory (non-enhanced) portion of damages awarded by the jury. Such interest shall accrue from the date of the Company's first infringing activity and be compounded quarterly. The parties were jointly obligated to, and did submit a calculation of the interest due thereunder no later than March 30, 2003; viii) the Company shall pay postjudgment interest on the full amount of the monetary award entered by the Court, as specified in the Court's entry of final judgment.

The Court did not rule on other post-trial motions and ordered the parties to mediation before a U.S. Magistrate Judge. No definitive time frame was set for the mediation.

On May 23, 2003 the Court ordered that: i) NTP be awarded compensatory damages such that all infringing revenues subsequent to the date of the jury verdict are enhanced by a factor of 0.5 or 50% to 8.55% and that infringing revenues now include all BlackBerry handheld, service and software revenues in the United States; ii) NTP be awarded plaintiff's attorney fees for the period up to February 22, 2003, at a factor of 0.8 or 80% of actual fees incurred by NTP in this matter; and iii) postjudgment interest be computed on enhanced compensatory damages.

The Court has not yet ruled on other matters, including whether or not an injunction will be granted to NTP.

During the first quarter of fiscal 2004, the Company recorded an expense of $7.5 million to provide for enhanced compensatory damages and postjudgment interest, both for the period March 2, 2003 to May 31, 2003. The Company funded $6.9 million, attributable to the enhanced compensatory damages amount, into an escrow account subsequent to the end of the first quarter of fiscal 2004.

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                        Three Months Ended May 31, 2003


The Company's management remains of the view that its products and services do not infringe upon any of NTP's patents and furthermore that the patents are invalid. Furthermore, the Company will continue to contest this matter. As at the end of the Company's current fiscal quarter, the likelihood of any further loss and the ultimate amount of loss, if any, were not reasonably determinable. Consequently, no additional amounts from those for fiscal 2004 to date noted above and previously recorded in fiscal 2003 have been provided for as NTP litigation expenses as at May 31, 2003.

Investment Income

Investment income decreased to $2.5 million in the first quarter of fiscal year 2004 from $3.2 million in the first quarter of fiscal 2003. The decrease primarily reflects the reduction of the Company's average balances of cash, cash equivalents, marketable securities and long-term portfolio investments during the current quarter (opening balance of $530.7 million) compared with the comparable quarter of the preceding fiscal year (opening balance of $644.6 million). Subsequent to the first quarter of fiscal 2003, the Company began to invest a portion of its cash, cash equivalents and marketable securities into portfolio investments with maturities greater than one year. While the interest rate on the longer term portfolio investments has increased the overall yield on this portion of the total investment portfolio, short-term interest rates have declined to offset the yield gain on the longer term portfolio investments.

Income Taxes

The Company recorded no income tax recovery or expense in the first quarter of fiscal 2004. During the third quarter of fiscal 2003, the Company determined that it was no longer able to satisfy the "more likely than not" standard under GAAP with respect to the valuation of its future income tax asset balance. Consequently, the Company recorded an increase in its valuation allowance at the time and also in the fourth quarter of fiscal 2003 and the first quarter of 2004. The valuation allowance resulted in unrecognized income tax benefits of $68.7 million as at March 1, 2003. These net future tax assets have a substantially unlimited life and remain available for use against taxes on future profits. The Company will continue to evaluate and examine the valuation allowance on a regular basis and as uncertainties are resolved, the valuation allowance may be adjusted accordingly. The Company has not provided for Canadian future income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

Net Loss

Net loss was $8.2 million or $0.11 per share basic and diluted in the first quarter of fiscal 2004 versus $10.8 million or $0.14 per share basic and diluted in the prior year. The Company's fiscal 2004 quarterly net loss, after excluding the NTP litigation expense of $7.5 million, was $0.7 million or $0.01 per share basic and diluted. This adjusted net loss figure does not have any standardized meaning prescribed by GAAP and is not

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                        Three Months Ended May 31, 2003


comparable to similar measures presented by other companies. Readers are encouraged to consider this adjusted measure in the context of RIM's GAAP results.

Liquidity and Capital Resources

Cash flow generated from operating activities was $12.8 million in the current quarter compared to $5.8 million generated from operating activities during the same quarter of the prior year. The majority of the net increase in non-cash working capital for the current year's quarter resulted from increases in accounts payable and accrued liabilities and the NTP litigation liability (see discussion below under NTP Litigation Funding). The majority of the net increase in non-cash working capital for the prior year's quarter resulted from reductions in other receivables and inventory; as well as increases in accounts payable and accrued liabilities and deferred revenue.

Cash flow used in financing activities was $6.1 million for the current quarter, including a $6.9 million increase in restricted cash (see discussion below under NTP Litigation Funding), partially offset by the issuance of share capital amounting to $0.9 million. Cash flows used in financing activities of $9.9 million in the same quarter of the prior year included the buyback of common shares of $10.1 million, pursuant to the Company's Common Share Purchase Program.

Cash flow used in investing activities, before accounting for the proceeds on the sale of investments held to maturity, equalled $27.7 million for the first quarter of fiscal 2004, including capital and intangible asset expenditures of $3.6 million and $24.1 million respectively. Cash flow used in investing activities, before accounting for the net change in marketable securities, for the first quarter of the prior fiscal year equalled $24.7 million and included capital and intangible asset expenditures of $18.2 million and $6.5 million respectively. There was also a net decrease in marketable securities of $157.3 million, with a partially offsetting increase in cash and cash equivalents.

Cash, cash equivalents, restricted cash and investments held to maturity decreased by $21.0 million to $509.7 million as at May 31, 2003 from $530.7 million as at March 1, 2003. A comparative summary is set out below.

                                                               As At
                                       May 31, 2003         March 1, 2003            Change
                             ----------------------------------------------------------------
Cash and cash equivalents               $ 350,963             $ 340,681             $ 10,282
Investments held to maturity              158,715               190,030              (31,315)
                             ----------------------------------------------------------------

Cash, cash equivalents
 and investments
 held to maturity                       $ 509,678             $ 530,711            $ (21,033)
                             ================================================================

                           Research In Motion Limited
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                        Three Months Ended May 31, 2003


NTP Litigation Funding

See also Litigation and note 8 to the Interim Consolidated Financial
Statements.

Commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company is required to deposit the current period's enhanced compensatory damages amount (the "quarterly deposit") into a bank escrow account, subsequent to the end of each fiscal quarter. The quarterly deposit is currently calculated as 8.55% of infringing revenues and will be set aside in escrow until the appeals process is complete. The current period's quarterly deposit obligation is reflected as Restricted cash on the Consolidated Balance Sheets as at May 31, 2003.

Additionally, the Company intends to fund, through the use of a letter of credit or similar facility, monies that the Company would owe to NTP ("NTP monies owing") as ultimately determined by the Court and any confirmed by future final Court rulings, except for the above quarterly deposit amounts and RIM's costs for legal counsel and other related professional fees. The Company is awaiting final rulings by the Court, including approval of the exact structure of any credit facility to be used to satisfy the funding obligation with respect to the NTP monies owing.

Forward-Looking Statements

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend", anticipate, estimate, expect, believe, will, predicts and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include those set out in the Company's Annual Information Form dated July 17, 2003; and also as disclosed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements. The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations are made only as of the date hereof. The Company does not intend and does not assume any obligation to update these forward-looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Research In Motion Limited
                           ----------------------------------------------------
                                               (Registrant)

Date:   July 29, 2003      By:     /s/   Rob Duncan
        ---------------            --------------------------------------------
                                                   (Signature)
                                   Rob Duncan
                                   Vice President, Corporate Controller